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                                                                    EXHIBIT 4.11

Unofficial English Translation of:


                            SHARE PURCHASE AGREEMENT





                                     between
            SCHUBERT BETEILIGUNGS-GESELLSCHAFT MBH, MUNSTER, GERMANY

                   - hereinafter referred to as "the Vendor" -




                                       and

                          E.ON AG, DUSSELDORF, GERMANY

                 - hereinafter referred to as "the Purchaser" -



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                                                                               2





Recital

The Vendor is directly or indirectly entitled to dispose of 44,186,030 no-par value shares [Stuckaktien], as described in SCHEDULE A, in the capital stock of Ruhrgas-Aktiengesellschaft, with registered office in Essen (hereinafter referred to as "Ruhrgas AG") of EURO 1,125,000,000.00, divided into 440,000,000 quasi no-par-value shares [Stuckaktien].

NOW, THEREFORE, in consideration of the foregoing, the Parties hereby agree as follows:


                                   Section 1

                       Purchase and sale of Ruhrgas shares

1. The Vendor hereby sells, with the exception of shares sold to third parties in any first option procedure according to the provisions of sect. 2, the Ruhrgas shares described in SCHEDULE A to the Purchaser, which so accepts, and undertakes to transfer the shares to the Purchaser on fulfillment of the performance conditions pursuant to sect. 4. The Purchaser undertakes to accept such transfer.

2. The purchase price comprises a fixed component and a variable amount (Increase Amount). The total fixed amount for the shares specified in SCHEDULE A is EURO 1,042,774,936.27 (EURO one billion forty-two million seven hundred and seventy-four thousand nine hundred and thirty-six and 27/100). As from July 1, 2002, the purchase price shall be increased by 4% p.a. (30/360) until settlement has occurred. If all requisite conditions for performance of this agreement are fulfilled before October 15, 2002, the increase in the purchase price pursuant to sentence 3 shall end five business days after fulfillment of the final condition.

3. Payment of the purchase price pursuant to sect. 1 par. 2, shall constitute full settlement of all profit drawing rights. In the event of any further dividends being paid by Ruhrgas AG to the Vendor for the Ruhrgas shares sold pursuant to sect. 1 par. 1 subsequent to the signing of this agreement but before its performance, such dividends shall be



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         subtracted from the variable amount pursuant to sect. 1 par. 2, which may become a negative amount if applicable.

4. The total purchase price pursuant to sect. 1 is payable in full as per sect. 4 par. 2 sub-paragraph 4, sentence 1.


                                   Section 2

                  Transfer restriction and first option rights

1. As of the execution of this agreement, the Purchaser has reached contractual agreements with all members of Bergemann GmbH and all other Ruhrgas shareholders except Heinrich Industrie AG, BEB Erdgas und Erdol GmbH (hereinafter referred to as "BEB"), and Schubert KG on the acquisition of their directly or indirectly held stakes in Ruhrgas; those agreements are conditional upon the possibility of performance under antitrust legislation, and, in the case of the agreement with RAG AG, upon further approvals under antitrust provisions and official requirements and upon the possibility of performance under the Bylaws of Bergemann GmbH and Ruhrgas AG. The Purchaser shall use its best efforts to ensure that Heinrich Industrie AG and Bergemann GmbH waive their first option rights set down in the Investor Rights Agreements of January 9, 1966 and March 28, 1968 between Ruhrgas shareholders and Ruhrgas AG (hereinafter referred to as the "Investor Rights Agreements") and to secure the consent of Bergemann GmbH to the transfer of the Ruhrgas shares in the General Meeting of Shareholders of Ruhrgas AG, even before performance of the above-mentioned agreement; after acquiring all the holdings in Bergemann GmbH the Purchaser shall guarantee those outcomes. The Purchaser shall exercise its voting rights in Bergemann GmbH accordingly. The Purchaser shall also use its best efforts to ensure that Gelsenberg AG waives its first option rights under the Investor Rights Agreements and to secure its consent in the General Meeting of Shareholders to the transfer of the Ruhrgas shares; after acquiring a majority of the shares in Gelsenberg AG the Purchaser shall guarantee those outcomes. For the purposes of the present agreement, the date of acquisition of the majority of shares in Gelsenberg AG shall be no later than the 30th day after antitrust approval. This


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                                                                               4


         obligation with respect to Gelsenberg AG also extends to a similar waiver and similar consent on the part of Gelsenberg AG in Schubert KG, and to securing the adoption of the resolution referred to in sect. 4 par. 1 letter e). Similarly, the Purchaser shall use its best efforts to ensure that Gelsenberg AG exercises its voting rights in Bergemann GmbH, Schubert KG and Ruhrgas AG accordingly, and guarantees this outcome following acquisition of the majority of the shares in Gelsenberg AG. The Purchaser shall keep the Vendor informed in writing of the status and progress of its efforts in this regard.

2. The Vendor shall use its best efforts to ensure that Schubert KG waives its first option rights under the Investor Rights Agreement and consents to the transfer of the Ruhrgas shares in the General Meeting of Shareholders of Ruhrgas AG, in accordance with sect. 2 par. 3.

3. The Parties shall use their best efforts to ensure that the transfer of all shares as described in SCHEDULE A on the basis of the present agreement, the Shell Agreement referred to in sect. 4 par. 1 and, if applicable, acquisition by parties with first option rights are all put to a vote jointly at the General Meeting of Shareholders of Ruhrgas AG.

4. The Parties agree that this agreement will only be performed when the first option procedure referred to in the Investor Rights Agreements is no longer required (except for shares transferred under the first option procedure), either because of acquisition by the Purchaser of the respective stakes in Bergemann GmbH or Ruhrgas AG and the majority of the shares in Gelsenberg AG, or on the basis of written waivers from entitled parties to the Investor Rights Agreements that have not transferred their stakes to the Purchaser, and when the consent of the General Meeting of Shareholders of Ruhrgas AG has been obtained for the transfer of all the shares described in SCHEDULE A on the basis of this agreement and the Shell Agreement referred to in sect. 4 par. 1.

5. In the event that a Ruhrgas shareholder, in spite of the Parties' having used their best efforts to secure the relevant waivers, exercises its first option rights under the Investor Rights Agreements for any of the shares described in SCHEDULE A, the Parties hereby agree as follows:


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         a)       The transfer of the shares described in SCHEDULE A shall be performed only if the Vendor is assured of being able to sell and transfer all the said shares under terms and conditions no less favorable than those specified in sect. 1 par. 2 and par. 3;

         b) in the eventuality of the Vendor's selling shares pursuant to SCHEDULE A under the first option rights procedure, the Purchaser undertakes to acquire the remaining shares described in SCHEDULE A that have not been sold under the first option rights procedure at the terms and conditions specified in this agreement (pro rata purchase price) and to consent to all transfers of the shares described in SCHEDULE A in the General Meeting of Shareholders of Ruhrgas AG, and to use its influence to secure the consent of Bergemann GmbH and Gelsenberg AG;

         c) if the prerequisites referred to in letter a) cannot be met, the Vendor shall be entitled to withdraw from this agreement. Following the Vendor's declaration of withdrawal, in the General Meeting of Shareholders of Ruhrgas AG the Purchaser shall refuse consent to share transfers to any Ruhrgas shareholders which have exercised their first option rights, and shall use its best efforts to ensure that Bergemann GmbH and Gelsenberg AG also refuse consent.

6. The Vendor undertakes, subject to assurance of performance of this agreement, to exercise its influence according to corporate law, within the limits of the possibilities legally available to it, to ensure that the respective holders of voting rights on the basis of the Ruhrgas shares sold pursuant to sect. 1 par. 1 give their consent at the General Meeting of Shareholders of Ruhrgas AG to all other intended transfers of Ruhrgas shares to the Purchaser by other Ruhrgas shareholders.

7. To the extent that one or both of the Parties have undertaken in this sect. 2 to "use their best efforts", this does not denote any obligation to make any financial or other business concessions.

8. After acquiring or gaining control of RAG AG's stake in Bergemann GmbH and a majority of the shares in Gelsenberg AG, the Purchaser shall ensure that Bergemann


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                                                                               6


         GmbH, Gelsenberg AG, and Heinrich Industrie AG, and also, to the extent this is within the area of influence of the Purchaser, the other shareholders of Bergemann GmbH and RG immediately notify Schubert KG and its limited partners in writing that they are waiving the agreements set down in Clause 3 letter (b) of the protocol notes pertaining to the Schubert Investor Rights Agreement of March 28, 1968.


                                   Section 3

                                 Merger control

1. On the signing of this agreement a procedure is already pending before the Federal Cartel Office and the Federal Minister for the Economy and Technology (the "Antitrust Authorities") (Gelsenberg application of August 15, 2001 and application for ministerial approval of February 18, 2002, Bergemann application of November 9, 2001, and application for ministerial approval of March 5, 2002), in which the Purchaser is seeking antitrust approval for the acquisition of majority stakes in Bergemann GmbH and Gelsenberg AG (indirect acquisition of a majority stake in Ruhrgas AG).

2. If the Purchaser does not succeed in obtaining antitrust approval for its acquisition of a majority of all shares issued by Ruhrgas AG by means of the applications referred to in sect. 3 par. 1, in particular the procedure before the Federal Ministry for the Economy and Technology referred to in that paragraph which is currently pending, the Parties shall immediately jointly state whether and by what means, given the de jure and de facto circumstances then prevailing, the Purchaser's merger project for the acquisition of a majority of all shares issued by Ruhrgas, which project includes this agreement and the Shell Agreement referred to in sect. 4 par. 1, can be performed. That may involve changes to the prerequisites for performance of the present agreement.


3. Immediately after receipt of ministerial approval for the merger project referred to in paragraph 1 above, the Purchaser shall make a submission to the Federal Cartel Office, which is based on the draft letter set out in SCHEDULE B, (copy to the Merger Task


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         Force of the EU Commission), requesting written confirmation that following performance of the indirect acquisition of a majority stake in Ruhrgas AG via the acquisition of majority stakes in Bergemann GmbH and Gelsenberg AG (Acquisition of Control), the acquisition of the Ruhrgas shares as per SCHEDULE A will not constitute a merger situation which is subject to antitrust approval.

         In the event that the Federal Cartel Office or the EU Commission takes the view that the acquisition of Ruhrgas shares under the present agreement and the Shell Agreement referred to in sect. 4 par. 1 constitutes another merger situation subject to application for approval under antitrust provisions, the Parties shall apply to the Federal Cartel Office or the EU Commission for such approval, and shall support the application to the best of their ability. The Parties are not obliged to accept any commitments given to, or requirements or conditions imposed by, the Federal Cartel Office or the EU Commission, or to cooperate in their practical implementation. This also applies with respect to agreements not specifically referred to in sect. 3 par. 5.

         If the Federal Cartel Office does issue a letter of caution in relation to the merger project referred to in this paragraph 3, then, immediately upon receipt of such a letter, the Parties shall engage in frank and constructive discussions with a view to referring the merger project, in the event of a rejection, to the Federal Minister for the Economy and Technology for approval. The interests of both parties shall be given reasonable consideration in the discussions, but the decision on such referral shall ultimately be at the sole discretion of the Purchaser.

4. The Purchaser shall immediately inform the Vendor in writing of the details of the procedure initiated with the application pursuant to sect. 3 par. 2 or sect. 3 par. 3, especially where the interests of the Vendor or its affiliated businesses may be involved, and the Vendor is not aware of this information by virtue of itself being a party in the procedure. The same applies to the Vendor.

5. In the event that conditions or requirements are imposed on the Purchaser that relate to one of the procedures referred to in sect. 3 par. 1 to par. 3 and that directly affect the following contracts:


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         all natural gas supply contracts between Mobil Erdgas-Erdol GmbH -
         alone or with others - and Ruhrgas AG;

         all natural gas supply contracts between Esso Exploration and Production Norway AS - alone or with others - and Ruhrgas AG; and all natural gas supply contracts of Preussag Energie GmbH - alone or with others - and Ruhrgas AG;

         the Purchaser is obliged to notify the Vendor immediately of this situation. The Vendor shall be entitled to withdraw from the present agreement by notification in writing within 30 business days of being notified in writing by the Purchaser of the imposition of the said conditions.

         Interventions in this context are deemed to have occurred, for instance, if changes are made to the contract, if contractual rights are exercised, or if any contractual leeway as might exist is used. Impacts on said contracts that are merely of an indirect nature, e.g. as a result of structure-related commitments (including in the context of the Associations' Agreement) are not covered by this provision.

         If the Vendor does not exercise its right of withdrawal, this shall not be construed as agreement by the Vendor to the condition or requirement so imposed, and the Vendor shall not be obliged to cooperate in the practical implementation of the condition or requirement following performance of this agreement.

         In the event of such withdrawal, the Parties undertake to proceed immediately to withdraw the application regarding the merger project under the present agreement (including any application for the granting of ministerial approval).

6. In any procedure pursuant to sect. 3 par. 2 and par. 3, the Purchaser undertakes not to propose or accept any concessions to or conditions imposed by the Antitrust Authorities regarding the stakes in Ruhrgas AG without prior consultation with the Vendor. The Purchaser shall further be obliged, in the event of any intention on its part or by the Antitrust Authorities to suggest or propose conditions or requirements in a procedure pursuant to sect. 3 par. 2 or par. 3 involving a direct intervention as described


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         in paragraph 5 in the commercial gas contracts referred to in that paragraph, to notify the Vendor immediately in writing to that effect on each occasion.

7. The Parties each undertake to treat all information specifically marked as confidential received from the other party regarding the status and content of negotiations with the Antitrust Authorities in connection with the antitrust procedure pursuant to sect. 3 par. 1 as "confidential information" as defined in and according to the provisions of the Confidentiality Agreement in place between the Parties, attached as SCHEDULE C, with the proviso that the Confidentiality Agreement shall continue to apply to this extent following the signing of the present agreement.



                                   Section 4

                                   Performance

1. Performance shall take place after fulfillment of the following conditions:

         a) the purchaser has acquired a majority stake or control of a majority stake in Ruhrgas AG by acquisition of the stake in Bergemann GmbH held by RAG AG and a majority stake in Gelsenberg AG, or by other indirect means,

         b) and (according to their respective areas of competence) the Federal Cartel Office or the EU Commission has confirmed to the Purchaser in writing that, following the indirect acquisition of a majority stake in Ruhrgas AG, the acquisition of further Ruhrgas shares provided for in the present agreement does not constitute a merger situation subject to application for approval, or the Federal Cartel Office or the EU Commission has approved a merger project applied for by the Purchaser pursuant to sect. 3 par. 2, or the project is deemed to be approved by expiry of the deadline pursuant to sect. 40 par. 2 of German Antitrust Law [GWB] or Art. 10 par. 6 of the Merger Control Regulations [FKVO], or the merger project has been authorized by ministerial approval


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                  pursuant to sect. 42 GWB and can be duly performed, or can be performed for other reasons in keeping with antitrust requirements,

         c) and the acquisition of shares pursuant to the Shell Agreement referred to in sect. 4 par. 1 can be performed in keeping with antitrust requirements,

         d) and, provided the prerequisites for acquisition in accordance with the Investor Rights Agreements and the Bylaws of Ruhrgas AG have been met, i.e. any rights to exercise the first option rights provided for therein are waived, with the exception of Ruhrgas shares sold in the first option procedure, and the required approval resolutions for the transfer of all Ruhrgas shares for sale as per SCHEDULE A are adopted by the General Meeting of Shareholders of Ruhrgas AG,

         e) and Schubert KG and its members with voting rights have passed the resolutions required for the performance of this agreement, which concern the withdrawal of the Ruhrgas shares attributable to BEB and the Vendor from Schubert KG, and their subsequent sale to third parties, but in any event not before October 15, 2002. The Purchaser shall notify the Vendor immediately in writing of the fulfillment of the prerequisites under letters a) to d) and the Vendor shall notify the Purchaser immediately in writing of the fulfillment of the prerequisites under letter e).

         The Parties shall be obliged to perform the agreement only if there is also assurance of the performance of the agreement concluded by the Purchaser with Deutsche Shell GmbH on July 1, 2002 ("Shell Agreement") on the acquisition of the Ruhrgas shares held directly or indirectly by that company.

         Performance of the Shell Agreement shall be regarded as assured for the purposes of this contract if all the pre-requisites for performance pursuant to sect. 4 par. 1 of the Shell Agreement apart from assurance of the performance of this agreement have been met.


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         Together with the notification according to letters a) to d), the
         Purchaser shall also advise the Vendor that assurance of performance has now been secured with respect to Deutsche Shell GmbH. Together with the notification according to letter e), the Vendor shall also advise the Purchaser whether assurance of performance has been secured for any sale to a Ruhrgas shareholder with first option rights.

         Once all the required notifications in accordance herewith have been provided, the Vendor shall confirm to the Purchaser immediately in writing that the performance prerequisites have been met.

2. Performance shall be carried out with the involvement of Dresdner Bank AG as trustee in accordance with the Escrow Agreement attached as SCHEDULE D.

         Simultaneously with the confirmation of fulfillment of the performance prerequisites pursuant to sect. 4 par. 1, last sentence, the Vendor shall notify the trustee and the Purchaser of the purchase price amount determined by it, enclosing a detailed calculation. Within five business days of receipt of the aforementioned notification, the Purchaser shall advise the Vendor and the trustee whether it is in agreement with the price, or the extent of any deviation. In the event of advice from the Purchaser that it is not in agreement with the price, again with the enclosure of a detailed calculation, the lower of the purchase prices notified to the trustee shall apply on a provisional basis, for the purposes of the settlement transaction via the trustee; each of the Parties is entitled to have recourse to the arbitration tribunal pursuant to sect. 13 par. 7 for a legally binding determination of the purchase price. Differences of opinion between the Parties regarding the purchase price and conflicting notifications made to the trustee shall not give rise to a right of withdrawal for either party. If the arbitration tribunal determines a higher purchase price, and accordingly a different purchase price, the difference shall be payable by the debtor to the other party when the ruling of the arbitration tribunal has legal force, with interest payable from the due date at 2% p.a. above the rate pursuant to sect. 1 par. 2.

         The performance settlement shall be carried out via the trustee in accordance with the following provisions:


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         The purchase price pursuant to sect. 1 is payable in full by the
         Purchaser ten (10) business days after receipt of the notification pursuant to sect. 4 par. 1, last sentence. Payments made by the Purchaser to the trustee are regarded as payments made to the Vendor solely for the purposes of calculating the Increase Amount pursuant to sect. 1 par. 2. The Purchaser shall pay the full purchase price pursuant to sect. 1 by no later than five business days after receipt of the notification pursuant to sect. 4 par. 1, last sentence, into an escrow account designated by the Parties at Dresdner Bank AG, Hamburg. The Vendor shall be obliged to hand over to the trustee, within five business days of payment of the full purchase price pursuant to sect. 1 and receipt of confirmation from the trustee regarding the payment, but in any event no earlier than ten business days after receipt of the notification pursuant to sect. 4 par. 1, final sentence, a notarized declaration of transfer by the owner of the shares, also identified in the register of shareholders, and all other declarations required, for example on the basis of and in connection with transfer of ownership of the Ruhrgas shares, or ensure this is done.

3.       The trustee's costs shall be borne by the Vendor.

4. If the Vendor has not met the above-mentioned obligation to the Purchaser to hand over the notarized declaration from the owner of the shares within 15 business days of receipt of the notification pursuant to sect. 4 par. 1, last sentence, the Purchaser shall be entitled to set a grace period of five business days. If that period expires without result, the Purchaser shall be entitled to withdraw from this agreement, without prejudice to any further rights it may have. If the Purchaser has not met the above-mentioned obligation for payment of the full purchase price pursuant to sect. 1 within 15 business days of receipt of the notification pursuant to sect. 4 par. 1, last sentence, the Vendor shall be entitled to set a grace period of five business days. If that period expires without result, the Vendor shall be entitled to withdraw from this agreement, without prejudice to any further rights it may have.

5. Any offsets or invocation of a withholding right against the purchase price claim, including interest, are prohibited.

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                                   Section 5

                              Warranty / liability

1. The Vendor gives a guarantee to the Purchaser, in the form of an independent guarantee undertaking, that the Ruhrgas shares for transfer to the Purchaser pursuant to sect. 1 par. 1, at the time of completion pursuant to sect. 4:

         a)       will be owned by the Vendor, or

         b) it has been authorized by the owner to dispose of the shares, or

         c) the shares will be transferred by their owners to the Purchaser,

         and that said shares are not encumbered with any third-party rights other than those under the Ruhrgas AG Bylaws and the relevant
         Investor Rights Agreements. No further guarantees are given by the Vendor, and indeed any warranty claims for the Purchaser are precluded to the extent permitted by law.

         The Vendor's liability under this sect. 5 par. 1 is, to the extent permitted by law, limited to the fixed amount with respect to the Ruhrgas shares for transfer pursuant to sect. 1 par. 1 plus 4% p.a. (30/360) as from July 1, 2002 until the date when full compensation has been paid.

2. In any event, the liability of each of the Parties under this agreement, irrespective of the legal basis for the claim, is limited to an amount of EURO 1,042,774,936.27 plus 4% p.a. (30/360) as from July 1, 2002 until the date when full compensation has been paid.






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                                   Section 6

                               Right of withdrawal

1. Without prejudice to the rights of withdrawal pursuant to sect. 2 par. 5, letter c) and sect. 3 par. 5, either of the Parties may withdraw from this agreement,

         a) if the Federal Minister for the Economy and Technology denies approval for any or all of the merger projects pursuant to sect. 3 par. 1 and (i) one or both of the Parties regards continuance with the merger project for the acquisition by the Purchaser of a majority stake in Ruhrgas AG pursuant to sect. 3 par. 2 as no longer offering sufficient prospects of success, or (ii) the competent Antitrust Authorities (including the EU Commission) have denied approval for such a merger project and the deadline for submission of any appeals has expired or such appeals have been unsuccessful;

         b) if (i) permission has been granted for all merger projects pursuant to sect. 3 par. 1 and (ii) the merger projects pursuant to sect. 3 par. 2 and sect. 3 par. 3 have been prohibited by the Federal Cartel Office or the EU Commission and the deadline for applying for ministerial approval has expired without any petition having been lodged, or (ii) the Federal Minister for the Economy and Technology has denied a petition for ministerial approval;

         c) if the enforceability of an approval for merger projects pursuant to sect. 3 par. 2 and, insofar as an application has been lodged, sect. 3 par. 3 has been suspended and is not reinstated within two months, and in any event by September 16, 2003 at the latest;

         d) in any event, if all the prerequisite conditions for performance of this agreement have not been met by September 16, 2003.

2. In the event of the withdrawal of one of the Parties, irrespective of the legal reason, any obligation on the part of the Vendor for the practical implementation of commitments given and/or imposed conditions in connection with the procedures






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                                                                              15






         pursuant to sect. 3 par. 1 to sect. 3 par. 3 or for its cooperation with their practical implementation shall cease to apply.

3.       Any withdrawal under this agreement must be in written form.

4. In any event, the provisions of sect. 3 par. 5, last sentence, and sect. 3 par. 7, and of sect. 7, 10 and 13 shall still apply in the event of a withdrawal.

5. The Vendor must be notified immediately in writing of any withdrawal pursuant to sect. 6 par. 8 of the Shell Agreement referred to in sect. 4 par. 1. Such withdrawal shall also constitute withdrawal from the present agreement.


                                   Section 7

                                      Costs

The costs and transaction duties associated with the performance of this agreement shall be borne by the Purchaser; this applies in particular to any realty transfer taxes. Each of the Parties shall however bear the costs of its own advisers.


                                   Section 8

                 Changes to the capital structure of Ruhrgas AG

The Purchaser undertakes to use its best efforts to ensure that the General Meeting of Shareholders of Ruhrgas AG does not pass any resolutions on an increase of the capital stock of the company prior to the performance of this agreement or a withdrawal from this agreement.






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                                   Section 9

                       Positions on the Supervisory Board

To the extent permitted by law, the Vendor shall ensure that representatives of Schubert KG and of its members and/or affiliated businesses holding office in executive bodies of Ruhrgas AG, and in particular the Supervisory Board, will immediately submit the statements required for resignation from those positions following the performance of this agreement.


                                   Section 10

               Continuance of the Investor Rights Agreement, etc.

If the Purchaser acquires a direct or indirect majority stake pursuant to sect. 16 of the Stock Corporation Law [AktG] in Ruhrgas AG or secures control of a direct or indirect majority stake in Ruhrgas AG, but the acquisition of the Ruhrgas shares by the Purchaser under this agreement cannot be performed, the Parties shall enter into negotiations on an appropriate arrangement for their future cooperation as indirect or direct shareholders in Ruhrgas AG, including a discussion on the current first option and pre-emptive rights and the requirement for approvals from the General Meeting of Shareholders of Ruhrgas AG for the transfer of Ruhrgas shares.


                                   Section 11

                                  Gelsenberg AG

The Purchaser shall use its best efforts to ensure that Gelsensberg AG places its legally binding signature on the agreement already signed by the Vendor, BEB and Dr. Jan Weinreich, attached as SCHEDULE E, by no later than one month after the date of acquisition of a majority of the shares in Gelsenberg AG, and undertakes to hand the signed document to the Vendor.






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                                                                              17



                                   Section 12

           Alternative implementation of this acquisition transaction

The Parties agree that the implementation of the transaction for the acquisition of the Ruhrgas shares referred to in the Recital and SCHEDULE A by the Purchaser need not necessarily proceed in the manner described in this agreement. At the request of one of the Parties, following the signing of this agreement the Parties shall use their best efforts to secure agreement on a differently structured operation for the acquisition of the Ruhrgas shares referred to in the Recital by the Purchaser, which might for example consist in the sale of holdings to the Vendor, on the understanding that neither party is obliged to accept being commercially disadvantaged in this context.


                                   Section 13

                                Final provisions

1. The rights and obligations under this agreement may be transferred to third parties only with prior agreement in writing from the other party. The other party may however deny consent for such transfer only for good reason in the case of transfer to an affiliated company, provided the transferor party accepts joint and several liability with the transferee affiliated company, in particular where the other party would be exposed to tax risks as a result.

         Affiliated companies of the Vendor for the purpose of this agreement are its shareholders, N.V. Koninklijke Nederlandse Petroleum Maatschappij (a company under Netherlands law), Shell Transport and Trading Company p.l.c. (a company under English law) and any companies with capital relationships with the above firms and/or the Vendor, where there is a direct or indirect capital relationship of at least 50%, and their affiliated companies for the purposes of sect. 15 ff of the German Stock Corporations Act [AktG]. Affiliated companies of the Purchaser are all its affiliated companies for the purposes of sect. 15 ff AktG.
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                                                                              18



         The Purchaser is regarded as controlling those Ruhrgas shares for which it and/or its affiliated companies control the exercising of voting rights on the basis of voting agreements or similar agreements.

         Business days for the purpose of this agreement are all banking days in Frankfurt am Main.

3. Immediately after the signing of this contract the Parties shall issue releases for the press and the stock exchanges using the language provided here as SCHEDULE F. The Parties have agreed on the catalog of questions and answers attached as SCHEDULE G, which each of the Parties may use at any time with reference to the provisions of this agreement.

         Prior to performance of the transactions envisaged in this document, and for a period of 24 months thereafter, each of the Parties may only provide answers that are consistent with SCHEDULE G, and may only issue releases that are consistent with SCHEDULE F, or that have been agreed on in advance in writing between the Parties. The contents of this agreement and all agreements reached in connection with this document, any details of the structure of the transactions required and envisaged regarding the sale of shares pursuant to sect. 1 par. 1, and any details of the individual steps in the performance of this agreement, shall be barred from any releases, even after expiry of the period referred to above.

         The Parties shall agree on the releases to be issued on performance of the agreement.

         Unless otherwise explicitly permitted hereinabove, each of the Parties agrees to keep the contents of this agreement and all agreements in connection therewith confidential vis-a-vis third parties.

         Exceptions to the above-mentioned confidentiality provisions apply in the case of obligations to notify courts or public authorities or obligations on the basis of legal provisions or applicable stock exchange rules.

4. The Purchaser is entitled to designate a company in the E.ON Group as acquiring party in its stead or for a portion of the shares to be acquired, provided that the




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                                                                              19



         company in question declares its unconditional willingness to join the agreement, and accepts the obligations pursuant to the Investor Rights Agreements, and provided that E.ON accepts joint and several liability for all obligations of the acquiring party so designated.

5. This agreement is subject to the law of the Federal Republic of Germany.

6. Any changes or additions to this agreement, including this clause, shall be valid only if made in writing, unless notarial authentication has been stipulated.

7. Any disputes arising in connection with this agreement or its validity shall be finally resolved in accordance with the Arbitration Tribunal Rules of the German Arbitration Institute (DIS), with exclusion of legal actions before the ordinary Courts. The arbitration venue is Frankfurt am Main. There shall be three arbitrators. The arbitration proceedings shall be conducted in German.

8. The validity of this agreement, with the exception of this paragraph 8, is conditional upon its approval by the Supervisory Board of the Purchaser. That approval must be given by July 3, 2002 at the latest. The Purchaser shall notify the Vendor immediately in writing of the granting or refusal of such approval.

9. If any provisions of this agreement are or become fully or partly legally invalid or unenforceable, this shall not affect the validity of the other provisions of this agreement. The same applies if a gap is found to exist in this agreement. Instead of the invalid or unenforceable provision, or to fill the gap, a reasonable arrangement shall be deemed to apply which, to the extent legally possible, is the closest approximation to what the Parties intended or according to the purpose and general tenor of this agreement would have intended if they had given consideration to the point in question at the time of concluding this agreement or subsequently incorporating an additional provision. This also applies if the invalidity of a provision is based, for example, on a scope of performance or a time (period or deadline) specified in this agreement; in such cases the agreed provision shall be replaced with a legal scope of performance or time (period or deadline) which is the closest approximation to the original intention.




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                                                                              20



Dusseldorf, July 1, 2002


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Schubert Beteiligungs-GmbH


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E.ON AG